

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2016

Mail Stop 4561

Michael A. Tew
Chief Executive Officer
CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

> **Re: CannaSys, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-209333**
> **Filed September 23, 2016**

Dear Mr. Tew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated February 29, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you will effect a 20-for-1 reverse stock split for your common stock shortly. Please revise all share amounts to give retroactive effect to the reverse stock split, including all descriptions of stock-based transactions and the financial statements.

2. It does not appear that you are eligible for "emerging growth company" status, since your initial public offering commenced on July 24, 2008. Section 101(d) of the Jumpstart Our Business Startups Act of 2012 specifies issuers are only eligible for emerging growth

company status if their first initial public offering occurred after December 8, 2011. Please revise your disclosure on pages 8 and 13 accordingly.

Recent Recapitalization, page 1

3.   We note that you will increase the authorized amount of capital from 75 million shares of common stock to 2 billion shares of common stock. You indicate the increase of authorized shares was necessary due to the amount of convertible promissory notes, representing approximately 14.4 million shares of common stock, and warrants that were outstanding. However, the amount of newly authorized shares created by the increase in authorized shares and the 20-for-1 reverse stock split greatly exceeds your capital needs related to your outstanding financing. Please add a risk factor that the amount of authorized common stock and preferred stock greatly exceeds your issued and outstanding shares, and that investors may suffer significant dilution if such authorized shares are issued. Further, please disclose that the large increases in the amount of authorized shares may result in management implementing anti-takeover procedures by issuing new securities.

4.   Please revise to describe the role of the 1,515,000 Series A preferred stock shares that were issued to an affiliate, F-Squared, of your director, Brandon Jennewine. We note that each Series A preferred share represents 50 votes, which gives Mr. Jennewine a majority voting control over CannaSys. Please clarify that Mr. Jennewine had voting control over CannaSys to approve the Recapitalization Transactions since July 2016, and that Mr. Jennewine will no longer have voting control over the Recapitalization as completed since the Series A preferred shares will be automatically converted to common stock.

Dilution, page 16

5.   Please provide an analysis detailing how all per share amounts in the table were computed.

Strategic Relationships, page 25

6.   We note your response to prior comment 8 regarding the description of your new joint venture with Mile High Brands, Inc. called Mile High Consulting and Branding, Inc. ("MHCB"). The joint venture requires you to first offer MHCB opportunities related to branded products. Please revise to provide a more detailed explanation of which of your products described on pages 24 and 25 would be subject to this joint venture. It is unclear whether most of your product revenues will flow through to MHCB or if the Stockholder Agreement is more limited in scope, such as revenue sharing agreements with strategic partners, or if ordinary fee-based customers will be within the scope of the joint venture.

7.   We note that your description of the MHCB joint venture on page 26 includes that "distributions of revenue from a particular opportunity may vary depending on the nature of the opportunity, who brought to opportunity to the joint venture's attention, funding requirements for the opportunity, and other factors." We are unable to find this distribution or revenue sharing provision in the Stockholders Agreement filed as Exhibit 10.52. Please advise.

Principal Stockholders, page 44

8.   In your response to prior comment 13, you indicate that Mile High Brands, Inc. is no longer a principal stockholder since it distributed 7,776,561 shares of CannaSys common stock to Mile High Brands, Inc.'s shareholders. Please advise us whether any of the Mile High Brands, Inc. shareholders is a beneficial owner of more than 5% of CannaSys's common stock, pursuant to Rule 13d-3, after the distribution.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 7 - Investment in Mile High Brands, page F-13

9.   Please tell us how you considered including annual 2015 and interim June 30, 2016 summarized financial data of your significant equity method investee Mile High Brands. We refer you to Regulation S-X Rule 8-03.

Undertakings, page II-16

10.   Please revise to include the undertakings required by Rule 430C in Item 512(a)(5)(ii), or advise us why they are not necessary.

Signatures, page II-18

11.   We note your response to prior comment 16 regarding the missing signature of your chief accounting officer. Instruction 1 on page 7 of Form S-1 requires signatures of your principal executive officer or CEO, your principal financial officer or CFO, and your principal accounting officer or your controller. Your current signature page now omits the principal financial officer signature. If Mr. Tew is your CEO, CFO, and your chief accounting officer, please revise to clarify he is signing the registration statement for each role.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Terrell W. Smith, Esq.
       Kruse Landa Maycock & Ricks, PLLC